Exhibit 99.1

Kingold Jewelry Reports 2017 First Quarter Financial Results

Company to Hold Conference Call with Accompanying Slide Presentation at 5:30 p.m. ET on May 11, 2017

WUHAN CITY, China, May 10, 2017 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its unaudited financial results for the first quarter ended March 31, 2017.

2017 First Quarter Financial Highlights (all results compared to prior year period)

•	Net sales were $292.3 million, an increase of 4% from $282.2 million
•	Processed a total of 16.0 metric tons of 24-karat gold products, increased 8.1% from 14.8 metric tons
•	Net loss was $21.3 million, or $(0.32) per diluted share, compared to net income of $15.2 million, or $0.23 per diluted share

Outlook for 2017

•	Company reiterates guidance of between 70 metric tons and 80 metric tons of 24-karat gold products in 2017

Management Commentary

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We were pleased to deliver strong operating results in the first quarter of 2017, and continue to increase our production capacity and total gold processed volume. During the quarter, we have witnessed strong growing demand for 24-karat gold products to encourage us to further expand our production. Under this competitive environment our management team continues to focus on establishing new sales channels while seeking sufficient free cash flow to support production volume to remain competitive. However, we have seen challenges from the higher interest rate resulted by our expansion in the gold investment business during the quarter, therefore we should be further observant in balancing the relationship of the market demand and trend with capital needs.”

2017 FIRST QUARTER OPERATIONAL REVIEW

Metric Tons of Gold Sales
	Three Months Ended:
	March 31, 2017		March 31, 2016
	Volume	% of Total	Volume	% of Total
Branded*	8.1	50.3%	8.2	55.1%
Customized**	7.9	49.7%	6.6	44.9%
Total	16.0	100.0%	14.8	100%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

For the three months ended March 31, 2017, the Company sold a total of 16 metric tons of gold, of which branded production was 8.1 metric tons, representing 50.3% of total gold sold, and customized production was 7.9 metric tons, representing 49.7% of total gold sold in the first quarter of 2017. In the first quarter of 2016, the Company sold a total of 14.8 metric tons, of which branded production was 8.2 metric tons, or 55.1% of the total gold sold, and customized production was 6.6 metric tons, or 44.9% of total gold sold.

Kingold Jewelry, Inc.

May 10, 2017

2016 FINANCIAL REVIEW

Net Sales

Net sales for the three months ended March 31, 2017 was $292.3 million, representing an increase of $10.1 million, or 4%, from $282.2 million for the same period in 2016. The increase in net sales was primarily driven by the increase in the average selling price for our branded production from RMB 222.24 per gram in the three months ended March 31, 2016 to RMB 245.70 per gram in three months ended March 31, 2017.

Gross Profit

Gross profit for the three months ended March 31, 2017 was $17.1 million, compared to $28.5 million for the same period in 2016.

Gross Margin

The Company’s gross margin was 6% for the three months ended March 31, 2017, compared to 10% in the prior year period. The decrease in gross margin was primarily due to the increased unit cost of our branded production sales. The unit cost of branded production sales was RMB 234.92 per gram for the three months ended March 31, 2017, increased by 16% compared to RMB 202.58 per gram for the same period in 2016.

Net Income (Loss)

Net loss for the three months ended March 31, 2017 was $21.3 million, or $(0.32) per diluted share based on 66.0 million weighted average diluted shares outstanding, compared to net income of $15.2 million in the prior year period, or $0.23 per diluted share based on 66.0 million weighted average diluted shares outstanding in the prior-year period.

Balance Sheet Highlights (USD in Millions)

	3/31/2017	12/31/2016	Percentage Change
Cash and Cash Equivalents	$9.4	$21.3	(55.8) %
Inventories	$88.8	$119.4	(25.6) %
Working Capital (Current Assets -- Current Liabilities)	$696.3	$460.0	51.4%
Stockholders’ Equity	$360.7	$282.5	27.7%

Net cash used in operating activities was $54.7 million for the three months ended March 31, 2017, compared with net cash used in operating activities of $148 million for the same period in 2016. The increase of net cash used in operating was mainly due to the increase in value added tax receivable of $64.4 million, decrease in other payable and accrued expense of $2.1 million, offset by our decrease in inventories of $31.6 million for the increased production to meet the sales demand.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories (principally gold).  Other factors that may vary significantly include the Company’s purchases of gold and income taxes.  The Company expects that the net cash it generates from operating activities will continue to fluctuate as the Company’s inventories, receivables, accounts payables, and other factors described above change with increased production and purchase of larger quantities of raw materials (principally gold).

OUTLOOK FOR 2017

Based on its existing resources and capacity along with strong demand for 24-karat gold products in China, the Company reiterates its expectation that gold processed will be between 70 metric tons and 80 metric tons during 2017.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on May 11, 2017, at 5:30 p.m. ET. The dial-in numbers are:

Live Participant Dial In (Toll Free):	877-407-9038
Live Participant Dial In (International):	201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link: http://kingoldjewelry.equisolvewebcast.com/q1-2017. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

Kingold Jewelry, Inc.

May 10, 2017

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward -looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2017 outlook for gold processing, its expectations with respect to completion of construction of the Jewelry Park and planned grand opening, as well as its ability to engage in presales and finance the remaining construction. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

COMPANY CONTACT

Kingold Jewelry, Inc.

Bin Liu, CFO

Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS

The Equity Group Inc.

Katherine Yao, Senior Associate Phone: +86-10-6587-6435 kyao@equityny.com

Kingold Jewelry, Inc.

May 10, 2017

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended March 31,
	2017	2016
		(Restated)
NET SALES	$292,264,077	$282,188,057
COST OF SALES
Cost of sales	(274,909,008)	(253,412,444)
Depreciation	(294,443)	(290,682)
Total cost of sales	(275,203,451)	(253,703,126)
GROSS PROFIT	17,060,626	28,484,931
OPERATING EXPENSES
Selling, general and administrative expenses	3,697,383	2,838,593
Stock compensation expenses	11,143	11,143
Depreciation	105,839	23,513
Amortization, other	2,743	2,890
Total operating expenses	3,817,108	2,876,139

INCOME FROM OPERATIONS	$13,243,518	$25,608,792
OTHER INCOME (EXPENSES)
Other income	65,365	-
Interest Income	686,845	59,224
Interest expense, including amortization of debt issuance costs of $3,287,709 and $430,772	(37,589,496)	(5,404,125)
Total other expenses, net	(36,837,286)	(5,344,901)
INCOME (LOSS) FROM OPERATIONS BEFORE TAXES	(23,593,768)	20,263,891
INCOME TAX PROVISION (BENEFIT)
Current	-	4,811,004
Deferred	(2,287,949)	255,674
Total income tax provision (benefit)	(2,287,949)	5,066,678

NET INCOME (LOSS)	(21,305,819)	15,197,213
Less: net loss attributable to the non-controlling interest	-	(1,197)
NET INCOME (LOSS) ATTRIBUTABLE TO KINGOLD JEWELRY, INC.	$(21,305,819)	$15,198,410

OTHER COMPREHENSIVE INCOME
Change in unrealized gain related to investments in gold	$102,907,389	$17,564,866
Total foreign currency translation gain (loss)	(3,427,417)	1,962,694
Less: foreign currency translation loss attributable to non-controlling interest	-	(454)
Total other comprehensive income attributable to KINGOLD JEWELRY, INC.	$99,479,972	$19,528,014

COMPREHENSIVE INCOME ATTRIBUTABLE TO:
KINGOLD JEWELRY, INC.	$78,174,153	$34,726,424
Non-controlling interest	-	(1,651)
	78,174,153	$34,724,773
Earnings (Losses) per share
Basic and diluted	$(0.32)	$0.23
Weighted average number of shares
Basic and diluted	66,018,867	65,963,502

Kingold Jewelry, Inc.

May 10, 2017

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

(UNAUDITED)

	March 31,	December 31,
	2017	2016

ASSETS

CURRENT ASSETS
Cash	$9,425,086	$21,333,193
Restricted cash	64,456,118	52,786,257
Accounts receivable	320,774	670,878
Inventories	88,822,115	119,435,595
Investments in gold - current	1,059,682,318	281,895,403
Other current assets and prepaid expenses	657,627	698,217
Prepaid income tax	3,356,372	3,330,468
Value added tax recoverable	339,336,936	272,835,051
Total current assets	1,566,057,346	752,985,062

PROPERTY AND EQUIPMENT, NET	7,415,615	7,224,698

OTHER ASSETS
Restricted cash	8,503,599	7,558,173
Investments in gold	1,254,859,708	1,493,938,551
Other assets	285,204	283,003
Deferred income tax assets	1,027,910	-
Land use right	414,137	413,662
Total long-term assets	1,272,506,173	1,509,418,087
TOTAL ASSETS	$2,838,563,519	$2,262,403,149

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short term loans, less unamortized debt issuance costs of $2,031,821 and $4,480,085	$528,644,984	$234,691,670
Third party loan	29,022,521	28,798,526
Gold leases payable - Bank	7,223,140	7,167,391
Other payables and accrued expense	11,672,302	13,716,472
Related parties loan	29,225,215	-
Due to related party	1,680,327	7,223,321
Other taxes payable	1,338,211	1,518,731
Total current liabilities	869,806,700	293,116,111
Deferred income tax liability	-	1,249,622
Related parties loan	568,841,421	460,776,408
Long term loans, less unamortized debt issuance costs of $5,570,959 and $4,350,348	1,039,239,815	1,224,770,721
TOTAL LIABILITIES	2,477,887,936	1,979,912,862

COMMITMENTS AND CONTINGENCIES

EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of March 31, 2017 and December 31, 2016	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 66,018,867 shares issued and outstanding as of March 31, 2017 and December 31, 2016	66,018	66,018
Additional paid-in capital	80,242,111	80,230,968
Retained earnings
Unappropriated	256,168,140	277,473,959
Appropriated	967,543	967,543
Accumulated other comprehensive income (deficit)	23,231,770	(76,248,201)
Total stockholders' equity	360,675,583	282,490,287

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,838,563,519	$2,262,403,149

Kingold Jewelry, Inc.

May 10, 2017

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended March 31,
	2017	2016
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(21,305,819)	$15,197,213
Adjusted to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	400,282	314,195
Amortization of intangible assets	2,743	2,890
Share based compensation for services and warrants expense	11,143	75,347
Amortization of debt issuance costs included in interest expense	3,287,709	430,772
Deferred tax provision (benefit)	(2,287,949)	255,674
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	355,430	736,891
Inventories	31,552,069	161,022,459
Other current assets and prepaid expenses	46,031	(2,037,978)
Value added tax recoverable	(64,399,390)	(28,871,518)
Increase (decrease) in:
Other payables and accrued expenses	(2,147,164)	(2,362,754)
Income tax payable	-	3,252,855
Other taxes payable	(192,391)	151
Net cash provided by (used in) operating activities	(54,677,306)	148,016,197

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(506,991)	(42,449)
Investments in gold	(422,116,819)	(361,816,442)
Construction in progress-Jewelry Park	-	(13,101,275)
Net cash used in investing activities	(422,623,810)	(374,960,166)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans – short term	29,031,368	-
Repayments of bank loans – short term	(145,157)	(6,115,740)
Proceeds from bank loans - long term	95,803,516	319,547,435
Repayments of bank loans - long term	(29,031,368)	-
Proceeds from related party loan – short term	284,507,410
Proceeds from related party loan – long term	479,017,578	-
Repayments of related party loan – long term	(374,504,652)	-
Payment of loan origination fees	(1,990,977)	-
Restricted cash	(12,149,628)	(15,555,150)
Due to related party	(5,586,376)	250,226
Proceeds from (repayment of) debt financing instruments-private placement	-	(61,157,404)
Net cash provided by financing activities	464,951,714	236,969,367

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	441,295	140,910
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,908,107)	10,166,308
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	21,333,193	3,100,569
CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,425,086	$13,266,877

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$27,688,571	$3,951,608
Cash paid for income tax	$-	$1,111,571
NON-CASH INVESTING AND FINANCING ACTIVITIES
Investments in gold obtained in a lease from a related party and fully repaid	$131,117,303	$138,287,308